U. S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D
(Amendment No. 2)

Under the Securities Exchange Act of 1934




The American Education Corporation
(Name of Issuer)


Common Stock, $.025 par value
(Title of Class of Securities)


02553P 10 1
(CUSIP NUMBER)


Armand Paliotta
1600 Bank of Oklahoma Plaza
201 Robert S. Kerr
Oklahoma City, Oklahoma  73102

(Name, Address and Telephone Number of Person authorized to Receive Notices and Communications)


July  20, 1999
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e),(f) or (g), check the following box [_____].

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.


CUSIP NO. 02553P 10 1

1.  Name of Reporting Person

    John D. Garber and Clare C. Garber

2.  Check the Appropriate Box if a Member of a Group
    (a) [ ]
    (b) [x]

3.  SEC Use Only


4.  Source of Funds
    N/A

5.  Check Box if Disclosure of Legal Proceedings is Required Pursuant to
    items 2(d) or 2(e) 	[     ]

6.  Citizenship or Place of Organization

    United States


                          7.  Sole Voting Power
                              5,288,286 shares
Shares   	                8.  Shared Voting Power
Beneficially	                 0
Owned by Each		           9.  Sole Dispositive Power
Reporting Person              5,288,286 shares
With	                    10.  Shared Dispositive Power
                              0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     5,288,286 shares

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]


13.  Percent of Class Represented by Amount in Row (11)

     38.6%

14.  Type of Reporting Person

     IN

     The purpose of this Amendment No. 2 to the previously filed Schedule
13D is to report that the beneficial ownership of John D. Garber in the Common Stock, $0.025 par value (the "Common Stock") of The American Education Corporation, ( the "Issuer") has decreased from 44.1% to 38.6%.

Item 1.  Security and Issuer.
-----------------------------------

     No change.

Item 2.  Identity and Background.
---------------------------------------

     No change.

Item 3.  Source and Amount of Funds or Other Consideration.
-----------------------------------------------------------

     Not applicable.

Item 4.  Purpose of Transaction.
--------------------------------

Not applicable.

Item 5.  Interest in Securities of the Issuer.
----------------------------------------------

     (a) The aggregate number of shares of common stock of the issuer beneficially owned by Mr. Garber is 5,288,286 or approximately 38.6%.

     (b) Mr. Garber has the sole power to vote and to dispose of 5,288,286 shares of the issuer .

     (c) 750,000 shares of common stock from the John D. Garber and Clare C. Garber Trust were gifted to The Pennsylvania State University on or about July 20, 1999.

     (d)  Not Applicable.

     (e)  Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
----------------------------------------------------------------------

     Not applicable.

Item 7.  Material to be Filed as Exhibits.
------------------------------------------

     None.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  July 27, 1999



/s/ John D. Garber